Filed pursuant to Rule 424(b)(5)

Registration No. 333-8423

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 25, 2002)

$20,000,000

The Procter & Gamble Company

Floating Rate Notes due 2005

We will pay interest on the notes on May 25, 2004, August 25, 2004, November 25, 2004 and February 25, 2005. Interest on each note will be reset on May 25, 2004, August 25, 2004, and November 25, 2004, based on the 3-month LIBOR rate less 0.03%. The stated maturity of the notes is February 25, 2005.

We have the right to redeem all or a portion of the notes on each quarterly payment date of August 25, 2004 and November 25, 2004, at the redemption price listed in this prospectus supplement, plus accrued interest on the notes to the date we redeem the notes.

The holders of the notes may require us to repurchase all or a portion of the notes in the event that the notes are no longer listed on the Luxembourg Stock Exchange, at the redemption prices listed in this prospectus supplement, plus accrued interest on the notes to the date we repurchase the notes.

We have the right to redeem all, but not a portion, of the notes if we become obligated to pay “additional amounts” as a result of certain tax events described in this prospectus supplement at the redemption price listed in this prospectus supplement, plus accrued interest on the notes to the date we redeem the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price and proceeds (before expenses) to Procter & Gamble	100%	$20,000,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from February 23, 2004.

We will apply to list the notes on the Luxembourg Stock Exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream, Luxembourg and the Euroclear System, on or about February 23, 2004.

Deutsche Bank

The date of this prospectus supplement is February 18, 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Incorporation of Documents By Reference” in this prospectus supplement.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters or any of them, to subscribe to or purchase, any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to us. We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Credit Agricole Indosuez Luxembourg S.A.

Unless otherwise specified, all references in this prospectus supplement to: (a) “Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries; (b) “fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and (c) “U.S. dollars,” “dollars,” “U.S. $” or “$” are to the currency of the United States of America.

THE COMPANY

The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby and Family Care; Beauty Care; Health Care; and Snacks and Beverages.

•	Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn, Febreze and Swiffer.

•	Baby and Family Care includes diapers, wipes, tissue and towels. Representative brands include Pampers, Luvs, Charmin and Bounty.

•	Beauty Care includes hair care, hair colorants, skin care, cosmetics, fine fragrances, deodorants, tampons, pads and pantiliners. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Olay, Zest, Cover Girl, Secret, Old Spice, Tampax, Always and Whisper.

•	Snacks and Beverages includes coffee, snacks, commercial services and juice. Representative brands include Folgers, Millstone, and Pringles.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

In the most recent fiscal year ended June 30, 2003, the Fabric and Home Care segment accounted for 29% of total sales and Beauty Care accounted for 28% of total sales. Baby and Family Care accounted for 23%, Health Care accounted for 13% and Snacks and Beverages accounted for 7% of total sales.

In the United States, as of June 30, 2003, the Company owned and operated 35 manufacturing facilities and leased and operated 2 manufacturing facilities. These facilities were located in 21 different states. In addition, the Company owned and operated 83 manufacturing facilities in 42 other countries. Many of the domestic and international facilities produced products for multiple business segments. Fabric and Home Care products were produced at 45 of these locations; Baby and Family Care products at 32; Health Care products at 25; Beauty Care products at 39; and Snacks and Beverages products at 11.

RECENT DEVELOPMENTS

In March, 2003, the Company entered into an agreement to acquire a controlling interest in Wella AG from the majority shareholders and, in June, 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares. On September 2, 2003, the Company completed the previously announced purchase of the shares of Wella AG held by the majority shareholders for 3.16 billion Euros. On September 10, 2003, the Company purchased the shares secured through the tender offer for 1.49 billion Euros. The total purchase price was 4.67 billion Euros, excluding acquisition costs (approximately $5.1 billion based on actual exchange rates on the date of the transaction). As a result of these purchases, the Company acquired approximately 81% of the outstanding Wella shares (99% of the voting class shares and 45% of the preference shares). The acquisition was financed by a mixture of available cash balances and debt. Wella AG is a leading beauty care company selling its products in more than 150 countries, focused on professional hair care, retail hair care and cosmetics and fragrances.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial information for the quarters ended December 31, 2003 and December 31, 2002 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report to Shareholders on Form 10-Q for the quarter ended December 31, 2003. The summary consolidated financial information for the fiscal year ended June 30, 2003 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended December 31, 2003 are not necessarily indicative of the results for the full fiscal year.

	Three Months Ended December 31
	2003	2002
	(Amounts in Millions Except Per Share Amounts)
NET SALES	$13,221	$11,005
Cost of products sold	6,324	5,490
Marketing, research, administrative and other expenses	4,155	3,267

OPERATING INCOME	2,742	2,248
Interest expense	149	143
Other non-operating income, net	29	74

EARNINGS BEFORE INCOME TAXES	2,622	2,179
Income taxes	804	685

NET EARNINGS	$1,818	$1,494

PER COMMON SHARE:
Basic net earnings	$1.38	$1.13
Diluted net earnings	$1.30	$1.06
Dividends	$0.45	$0.41
AVERAGE COMMON SHARES OUTSTANDING—DILUTED	1,400.4	1,402.6

	As of December 31, 2003	As of June 30, 2003
	(Amounts in Millions)
WORKING CAPITAL	$(442)	$2,862
TOTAL ASSETS	$53,862	$43,706
LONG-TERM DEBT	$12,636	$11,475
SHAREHOLDERS’ EQUITY	$18,572	$16,186

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company markets approximately 300 products in more than 160 countries around the world in five distinct business segments: Fabric and Home Care, Beauty Care, Baby and Family Care, Health Care and Snacks and Beverages.

During the first six months of the current fiscal year through December 31, 2003, the Company delivered strong top line results and double-digit earnings growth, despite widespread competitive activity. All business segments posted volume and earnings growth. Results include the impact of the Wella acquisition, which was completed in September 2003. Sales grew ahead of volume due to positive foreign exchange impacts, partially offset by mix (driven by high growth in developing markets) and pricing activity. Earnings increased due to the scale benefit of volume, the completion of the Company’s restructuring program, which had $211 million of after tax charges in the base period, and lower manufacturing costs. Earnings growth was partially offset by continued marketing investments in the base business and in support of product initiatives.

Going forward, business and market uncertainties may affect results. For a discussion of key factors that could impact and must be managed by the Company, please refer to Management’s Discussion and Analysis in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

Results of Operations – Three Months Ended December 31, 2003

Unit volume for the quarter increased 19 percent, with all business segments and geographic regions reporting unit volume growth. Excluding the impact of acquisitions and divestitures, primarily Wella, unit volume increased nine percent. Beauty Care led the business segments with unit volume growth of 45 percent. Excluding acquisitions and divestitures, Beauty Care volume increased 10 percent. Health Care and Fabric and Home Care volume increased 17 and nine percent, respectively. Developing markets delivered strong, double-digit unit volume growth.

Net sales increased 20 percent to $13.22 billion. Foreign exchange had a positive impact of four percent due primarily to the strengthening of the Euro, Canadian dollar, British pound and Japanese yen, offset by weakening of the Mexican peso and Venezuelan bolivar. Mix was driven primarily by continued high growth in developing markets, including China and Latin America. Pricing activity, largely in response to competition, reduced sales by one percent. Pricing includes responses to competitive actions across multiple categories including family care in North America and Fabric and Home Care in Europe and the Middle East. The table below identifies the drivers to net sales changes versus the prior year quarter by business segment:

	Volume
	With Acquisitions/ Divestitures	Without Acquisitions/ Divestitures	FX	Price	Mix/ Other	Total Impact	Total Impact Ex-FX
FABRIC AND HOME CARE	9%	9%	4%	-1%	-2%	10%	6%
BEAUTY CARE	45%	10%	5%	0%	0%	50%	45%
BABY AND FAMILY CARE	4%	4%	5%	-1%	-2%	6%	1%
HEALTH CARE	17%	17%	4%	1%	0%	22%	18%
SNACKS AND BEVERAGES	1%	1%	4%	-2%	3%	6%	2%
TOTAL COMPANY	19%	9%	4%	-1%	-2%	20%	16%

Note: These sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Net earnings increased 22 percent to $1.82 billion. Earnings growth was primarily driven by volume benefits, the completion of the prior year restructuring program (which included $98 million after tax in the base period) and lower manufacturing costs. These improvements were partially offset by marketing investments to support base business growth and new initiatives.

Net earnings per share were $1.30, an increase of 23 percent, including a slightly accretive effect from Wella.

Gross margin expanded 210 basis points. Of this, 70 basis points ($75 million before tax) relates to restructuring charges in the prior period. Of the remaining 140 basis points of expansion, approximately half was driven by the addition of Wella, which has a higher gross margin than the base business. The remaining half was driven by the scale benefit of volume growth, the mix impact of higher volume in the Health and Beauty Care businesses, and product cost savings.

Marketing, Research, Administrative and Other Costs (MRA&O) as a percentage of net sales increased 170 basis points. The large majority of this basis point increase is due to Wella, reflecting a higher ratio of marketing expenses to sales than the base business and initial post-acquisition costs. The remaining increase in spending reflects investments behind the base business and support for initiatives. The addition of Wella and increased marketing investments more than offset the basis point improvement due to the non-recurrence of restructuring program charges ($57 million before tax) in the base period.

Results of Operations — Six Months Ended December 31, 2003

Fiscal year to date, unit volume increased 16 percent. All business segments and geographic regions delivered unit volume growth. The lower growth rate year to date versus the October – December quarter reflects the acquisition of Wella in September. Excluding acquisitions and divestitures, unit volume increased nine percent through the first six months of the fiscal year. Volume growth was led by Beauty Care, up 33 percent, and Health Care, up 20 percent. Developing markets delivered double-digit volume growth with strong results in China and Central and Eastern Europe.

For the first six months of the fiscal year, net sales increased 17 percent to $25.42 billion. Foreign exchange contributed three percent to sales growth. Pricing and mix combined for a negative two percent impact on sales growth. Pricing investments include activities to drive top line growth in multiple businesses and to respond to competition. Mix was driven primarily by strong growth in developing markets. The table below identifies the drivers to net sales changes fiscal year to date versus the prior year by business segment:

	Volume				Mix/ Other	Total Impact	Total Impact Ex-FX
	With Acquisitions/ Divestitures	Without Acquisitions/ Divestitures	FX	Price
FABRIC AND HOME CARE	9%	8%	3%	-1%	-2%	9%	6%
BEAUTY CARE	33%	9%	4%	-1%	-1%	35%	31%
BABY AND FAMILY CARE	5%	5%	4%	-1%	-1%	7%	3%
HEALTH CARE	20%	20%	3%	0%	-1%	22%	19%
SNACKS AND BEVERAGES	2%	2%	4%	-1%	2%	7%	3%
TOTAL COMPANY	16%	9%	3%	-1%	-1%	17%	14%

Note: These sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Fiscal year to date earnings increased 21 percent to $3.58 billion. Earnings growth was driven by volume benefits, the completion of the restructuring program (which included $211 million of after tax charges in the prior year period) and product cost savings. Earnings growth was partially offset by continued marketing investments in the base business and in support of initiatives. Net earnings per share increased 22 percent to $2.56 compared to $2.10 in the base period.

Gross margin fiscal year to date was 52.0 percent compared to 49.6 percent in the prior year, an increase of 240 basis points. The gross margin improvement was driven by the scale benefit of volume, the reduction of before tax charges related to the completed restructuring program of $163 million, the addition of Wella which has a higher gross margin than the base business, the mix shift to the Health and Beauty Care segments (which have higher gross margins than the Company average) and base business product cost savings. These improvements were partially offset by the impact of pricing and higher commodity costs.

Marketing, Research, Administrative and Other Costs (MRA&O) fiscal year to date increased to 30.8 percent from 29.3 percent of net sales in the comparable base period, an increase of 150 basis points. The majority of the increase is due to Wella, reflecting a higher ratio of marketing expenses to sales than the base business and initial post-acquisition costs. Marketing investments were made to drive growth on the base business and in support of initiatives. The spending increases associated with Wella and marketing investments more than offset the reduction in prior year restructuring program charges of $120 million before tax.

Business Segment Discussion

Fabric and Home Care

For the quarter, volume was up nine percent behind Tide, Gain, Era and the continued success of initiatives including Mr. Clean Magic Eraser and Swiffer Duster. Net sales increased 10 percent to $3.41 billion. Sales growth includes a positive four percent foreign exchange impact that was partially offset by negative pricing and mix. Mix was driven by continued strong growth in developing markets, particularly China and Central and Eastern Europe. Pricing had a one percent impact on sales and represents primarily the continuation of prior period actions to maintain competitiveness. Net earnings increased 11 percent to $570 million driven primarily by volume, as lower manufacturing costs were offset by the profit impact of continued pricing actions.

For the first six months of the fiscal year, Fabric and Home Care volume increased nine percent. Net sales increased nine percent, including a positive foreign exchange impact of three percent. Mix and pricing impacts combined for a negative three percent impact on sales. Net earnings increased seven percent. Earnings growth lags sales growth for the first six months of the fiscal year due to a high base period comparison in the July – September quarter.

Beauty Care

Total volume in the October – December quarter increased 45 percent including acquisitions and divestitures, primarily Wella. Excluding acquisitions and divestitures, Beauty Care volume increased 10 percent. Strong base business results were led by double-digit growth by the Pantene, Head & Shoulders and Herbal Essences hair care brands, Olay skin care and the Always feminine care brand. Net sales increased 50 percent to $4.49 billion, including a positive five percent foreign exchange impact. Net earnings were $681 million, an increase of 34 percent, due to strong top line growth, including Wella. Gross margin expansion was partially offset by the higher ratio of marketing expenses to sales for the Wella business, increased marketing investments in the North America hair care and skin care businesses and in support of initiatives (including Boss Intense, Lacoste Pour Femme, Rejoice in Greater China, Always/Alldays upgrades, Herbal Essences and Pantene in Western Europe and the geographic expansion of Olay Regenerist and Total Effects). The Wella acquisition was accretive to Beauty Care earnings. Interest and amortization expenses associated with Wella are included in Corporate.

For the six months ended December 31, Beauty Care volume increased 33 percent. Volume growth fiscal year to date reflects the Wella acquisition, completed in September, and double-digit increases in developing markets. Net sales increased 35 percent to $8.25 billion. A positive foreign exchange impact of four percent was partially offset by pricing and mix. Net earnings increased 23 percent to $1.30 billion. Volume benefits and lower product costs were partially offset by additional marketing investments to support the base business and initiatives.

Baby and Family Care

For the quarter ended December 31, volume increased four percent behind strong growth in baby care – primarily in Western Europe and developing markets. Family care volume was flat due, in part, to high promotional spending levels by key competitors. Net sales increased six percent to $2.67 billion.

Foreign exchange was a positive impact of five percent; the impact of volume on sales was partially offset by pricing and mix. Mix was primarily driven by strong growth in mid-tier diaper products in developing markets. Pricing had a negative one percent effect on sales in response to increased competitive promotional activity in North America family care. Earnings grew two percent against strong base period results (21 percent increase) to $281 million. Earnings in baby care increased due to volume and cost savings, largely offset by the aforementioned pricing investments and rising commodity costs in family care.

Fiscal year to date, Baby and Family Care volume increased five percent. Baby care volume increased high single-digits, while family care volume increased low single-digits. Net sales increased seven percent to $5.28 billion, including a positive foreign exchange impact of four percent. Price and mix combined for a negative two percent impact. Earnings were $576 million, an increase of 11 percent, as profit growth behind volume and product cost savings was partially offset by pricing investments and increased commodity costs.

Health Care

Health Care unit volume increased 17 percent during the October – December quarter driven by the continued success of Actonel, Prilosec OTC and oral care. Vicks also posted strong unit volume growth due to the early cough/cold season in North America. Net sales increased 22 percent to $1.91 billion aided by a positive four percent foreign exchange impact and one percent for pricing. Net earnings were $333 million, an increase of 32 percent, on strong volume, lower manufacturing costs and margin expansion due to product mix. Marketing spending increased versus the base period primarily behind continued support of Prilosec OTC, Crest Whitestrips and Crest Night Effects. While double-digit top line growth is expected for the fiscal year, Prilosec OTC volume in the remaining quarters is expected to reflect consumption levels following the successful launch in September and continued strong results in October – December quarter.

Fiscal year to date, Health Care volume increased 20 percent. Net sales were $3.64 billion, an increase of 22 percent. Sales growth was impacted by a positive three percent for foreign exchange. Mix was a negative one percent impact driven primarily by developing market growth. Net earnings increased 36 percent to $609 million. Earnings increased behind sales growth and margin expansion, including the impact of product cost savings.

Snacks and Beverages

Snacks and Beverages unit volume increased one percent. Beverages volume increased two percent driven primarily by the Folgers AromaSeal initiative. Net sales increased six percent to $931 million driven primarily by a foreign exchange benefit of four percent. Volume and mix gains were partially offset by increased merchandising costs to support the continued high level of promotional activity in the coffee category. Manufacturing costs increased behind initiative start-up expenses. Net earnings increased 11 percent to $122 million behind sales growth and lower marketing and administrative spending.

For the first six months of the fiscal year, Snacks and Beverages volume increased two percent. Net sales increased seven percent to $1.83 billion, reflecting volume growth, a positive foreign exchange impact of four percent and combined mix and pricing of one percent. Net earnings in Snacks and Beverages increased 15 percent to $231 million.

Corporate

Corporate includes certain operating and non-operating activities, as well as eliminations to adjust management reporting principles to United States Generally Accepted Accounting Principles (U.S. GAAP). For the quarter, net sales were -$190 million compared to -$68 million in the prior period, primarily driven by eliminations due to stronger joint venture sales. Net earnings for the quarter were -$169 million compared to -$166 million in the comparable prior period. Results primarily reflect lower costs from the restructuring program offset by charges associated with Wella and hedging impacts. For the first six months of the fiscal year, Corporate net sales were -$372 million compared to -$185 million in the prior period. Net earnings for the six month period were -$266 million versus -$325 million in the same period year ago.

Financial Condition

Cash generated from operating activities for the six months ended December 31, 2003 was $3.96 billion compared to $4.33 billion in the comparable prior period. Strong earnings, adjusted for non-cash items (depreciation, amortization and deferred income taxes) generated $4.67 billion of cash flow and were partially offset by increases in working capital.

Working capital increased by $0.9 billion during the period. Accounts receivable increased by $0.5 billion due mainly to strong December shipments. Accounts payable decreased reflecting the Company’s continued effort to accelerate payments to suppliers in order to maximize efficiencies and capture all discounts.

Cash generated from operating activities is down $0.4 billion versus the comparable prior year period. The impact of increased earnings in the current period were offset by a larger increase in working capital and the impact of dividends received from a joint venture in the base period.

Investing activities in the current year decreased cash by $6.11 billion compared to a decrease of $0.5 billion in prior year period. The primary driver was the acquisition of Wella for approximately $5.10 billion. Additional current year acquisitions include Glide Dental Floss and fabric care brands in Western Europe and the Middle East. There was no acquisition activity in the comparable prior year period.

Capital spending increased to $810 million versus $616 million in the comparable prior period. Capital spending as a percent of sales increased slightly versus the comparable period, but was still below the Company’s target of four percent.

Financing activities in the current fiscal year to date increased cash by $1.14 billion, representing a year-over-year cash increase of $3.29 billion. Cash from financing includes an increase in short and long-term debt to support the Wella acquisition. The Company issued $1.38 billion aggregate principal amount of notes with varying maturity dates. Additionally, two bonds matured reducing long-term debt $993 million. The net change in long-term debt is an increase of $412 million versus June 30.

Treasury share repurchases were roughly in line with the comparable base period. Treasury share repurchases through the remainder of the fiscal year are expected to be higher than the prior year. The Company purchased approximately $200 million of stock in the January – June 2003 period.

Current assets net of current liabilities declined by approximately $3.3 billion during the six months ended December 31, 2003. This decline was primarily caused by the issuance of commercial paper to partially fund the acquisition of Wella AG. The Company anticipates being able to support its short-term liquidity through cash generated from operations. The Company also has very strong long and short-term credit ratings which will enable it to refinance this debt at favorable rates in the commercial paper and bond markets. In addition, the Company has agreements with a diverse group of creditworthy financial institutions that, should they be needed, would provide sufficient credit funding to meet short-term financing requirements.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended December 31
	2003	2002
Ratio of earnings to fixed charges(1)	16.5x	14.3x

(1)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).

CAPITALIZATION

The following table sets forth the consolidated capitalization of Procter & Gamble and its subsidiaries at December 31, 2003.

December 31, 2003 (1)
(in millions of dollars except per share amounts)
Debt:
Commercial paper and other borrowing due within one year (2)(3)	$5,885
Long-Term Borrowings	12,636

Total Debt (4)	18,521

Shareholders’ Equity:
Convertible Class A preferred stock, stated value $1 per share; 600,000,000 Shares authorized, 1,554,384 outstanding	1,554
Non-Voting Class B preferred stock, stated value $1 per share; 200,000,000 Shares authorized, none outstanding
Common Stock, stated value $1 per share; 5,000,000,000 shares authorized, 1,292,396 outstanding	1,292
Additional Paid-In Capital	3,250
Reserve for Employee Stock Ownership Plan debt retirement	(1,296)
Accumulated other comprehensive income	(1,219)
Retained earnings	14,991

Total Shareholders’ Equity	18,572

Total capitalization	$37,093

(1)	As of February 18, 2004, we are not aware of any material changes since December 31, 2003 in our common stock, any material decreases in our consolidated net current assets or consolidated shareholders’ equity, except in connection with the acquisition of common stock under our discretionary stock repurchase plan. On January 14, 2004, we issued $41.5 million of long-term debt and on January 27, 2004, we issued $500 million of long-term debt.

(2)	Our credit facilities in support of our short term commercial paper borrowings were reduced from $2.77 billion as of December 31, 2003 to $2.00 billion as of February 3, 2004, none of which had been utilized as of February 18, 2004.

(3)	Includes $1.183 billion equivalent to current portion of long-term debt due within one year.

(4)	Total debt includes $16.7 billion of The Procter & Gamble Company debt. The balance of debt is held by subsidiaries.

MANAGEMENT

Our directors and executive officers, as of February 18, 2004, are as follows:

Directors

Name	Principal Occupation

Norman R. Augustine	Retired Chairman and Chief Executive Officer, Lockheed Martin Corporation and Chairman of the Executive Committee, Lockheed Martin Corporation (aerospace, electronics, telecommunications and information management). Director of Lockheed Martin Corporation, Black and Decker Corporation and ConocoPhillips; Director of Procter & Gamble since 1989; Chairman of the Compensation Committee and member of the Executive and Innovation & Technology Committees; age 68.

Bruce L. Byrnes	Vice Chairman of the Board and President-Global Beauty & Feminine Care and Global Health Care; Director of Cincinnati Bell Inc.; Director of Procter & Gamble since 2002; age 55.

R. Kerry Clark	Vice Chairman of the Board and President-Global Market Development and Business Operations; Director of Textron Inc.; Director of Procter & Gamble since 2002; age 51.

Scott D. Cook	Chairman of the Executive Committee of the Board of Intuit, Inc. (a software and web services firm). Director of Intuit, Inc. and eBay Inc.; Director of Procter & Gamble since 2000; member of the Compensation and Innovation & Technology Committees; age 51.

Domenico De Sole	President and Chief Executive Officer and Chairman of Management Board, Gucci Group N.V. (a multibrand luxury goods company). Director of Bausch & Lomb; Director of Procter & Gamble since 2001; member of the Audit and Governance & Nominating Committees; age 60.

Joseph T. Gorman	Retired Chairman and Chief Executive Officer, TRW Inc. (automotive, aerospace and information systems) and Chairman and Chief Executive Officer of Moxahela Enterprises LLC (venture capital). Director of Alcoa Inc., National City Corporation and Imperial Chemical Industries plc; Director of Procter & Gamble since 1993; Chairman of the Finance Committee and member of the Compensation and Executive Committees; age 66.

A.G. Lafley	Chairman of the Board, President and Chief Executive Officer; Director of General Electric Company and General Motors Corporation; Director of Procter & Gamble since 2000; Chairman of the Executive Committee; age 56.

Charles R. Lee	Retired Chairman and Co-Chief Executive Officer, Verizon Communications (telecommunications services). Director of Verizon Communications, Marathon Oil Corporation, United Technologies Corporation, and US Steel Corporation; Director of Procter & Gamble since 1994; Chairman of the Governance & Nominating Committee and member of the Audit and Compensation Committees; age 64.

Lynn M. Martin	Former Professor, J.L. Kellogg Graduate School of Management, Northwestern University and Chair of the Council for the Advancement of Women and Advisor to the firm of Deloitte & Touche LLP. Director of Constellation Energy Group, SBC Communications, Inc., Ryder System, Inc. and Dreyfus Funds; Director of Procter & Gamble since 1994; member of the Governance & Nominating, Finance, and Public Policy Committees; age 64.

W. James McNerney, Jr.	Chairman of the Board and Chief Executive Officer, 3M Company (diversified technology); Director of 3M Company and The Boeing Company; Director since 2003; member of the Audit and Governance & Nominating Committees; age 54.

Johnathan A. Rodgers	President and Chief Executive Officer, TV One (media and communications). Director of Procter & Gamble since 2001; member of the Innovation & Technology and Public Policy Committees; age 58.

John F. Smith, Jr.	Retired Chairman of the Board and Chief Executive Officer, General Motors Corporation (automobile and related businesses). Director of Delta Air Lines, Inc. and Swiss Re Group; Director of Procter & Gamble since 1995; Chairman of the Audit Committee and member of the Governance & Nominating and Public Policy Committees; age 65.

Ralph Snyderman, M.D.	Chancellor for Health Affairs and Executive Dean, School of Medicine at Duke University, and President/CEO of Duke University Health System. Director of Cardiome Pharma Corporation.; Director of Procter & Gamble since 1995; Chairman of the Innovation & Technology Committee and member of the Finance Committee; age 63.

Robert D. Storey	Partner in the law firm of Thompson Hine, L.L.P., Cleveland, Ohio. Director of Verizon Communications; Director of Procter & Gamble since 1988; Chairman of the Public Policy Committee and member of the Finance Committee; age 66.

Margaret C. Whitman	President and Chief Executive Officer, eBay Inc. Director of eBay Inc. and Gap Inc.; Director of Procter & Gamble since 2003; member of the Compensation and Governance & Nominating Committees; age 47.

Ernesto Zedillo	Former President of Mexico and Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director of Alcoa Inc. and Union Pacific Corporation; Director of Procter & Gamble since 2001; member of the Finance and Public Policy Committees; age 52.

Executive Officers

Name	Office Held

A. G. Lafley	Chairman of the Board, President and Chief Executive

Richard L. Antoine	Global Human Resources Officer

Bruce L. Byrnes	Vice Chairman of the Board and President—Global Beauty & Feminine Care and Global Health Care

R. Kerry Clark	Vice Chairman of the Board and President—Global Market Development and Business Operations

G. Gilbert Cloyd	Chief Technology Officer

Clayton C. Daley, Jr.	Chief Financial Officer

Stephen N. David	Chief Information Officer and Business-to-Business Officer

R. Keith Harrison, Jr.	Global Product Supply Officer

John K. Jensen	Vice President and Comptroller

James J. Johnson	Chief Legal Officer and Secretary

Mark D. Ketchum	President—Global Baby & Family Care

Mariano Martin	Global Customer Business Development officer

Robert A. McDonald	President—Global Fabric & Home Care

Jorge P. Montoya	President—Global Snacks & Beverages and Latin America

Charlotte R. Otto	Global External Relations Officer

Filippo Passerini	Global Business Services Officer

James R. Stengel	Global Marketing Officer

All of the above Executive Officers, except Stephen N. David, Mariano Martin, Filippo Passerini and John K. Jensen, are members of the Executive Committee of the Global Leadership Council of The Procter & Gamble Company. All of the Executive Officers named above have been employed by us for over five years.

DESCRIPTION OF THE NOTES

The following descriptions of the particular terms of the notes (referred to in the accompanying prospectus as the “Offered Debt Securities”) supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

Investors should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

The notes:

•	will be in an aggregate initial principal amount of $20,000,000, subject to our ability to reopen and issue additional notes which may be of the same series as the notes as described under “—Further Issues,”

•	will mature on February 25, 2005,

•	will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

•	will be issued as a separate series under the indenture between Procter & Gamble and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, dated as of September 28, 1992, in registered, book-entry form only,

•	will be issued in U.S. dollars in denominations of $100 and integral multiples of $100,

•	will be redeemable by us prior to the stated maturity at the times and prices described herein,

•	will be repayable at the option of the holders prior to the stated maturity upon any withdrawal by Procter & Gamble of the listing of the notes on the Luxembourg Stock Exchange,

•	will be subject to defeasance and covenant defeasance, and

•	will not be subject to any sinking fund.

The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption “Description of Debt Securities—Restrictive Covenants.”

Interest and Principal

Payment of Interest and Principal

We will pay interest on the notes quarterly on May 25, 2004, August 25, 2004, November 25, 2004 and February 25, 2005 (each, an “interest payment date”), to the persons in whose names the notes are registered at the close of business on the 15th calendar day (in each case, whether or not a business day) immediately preceding the related interest payment date; provided, however, that interest payable on any maturity date shall be payable to the person to whom the principal of such notes shall be payable. Interest on the notes will be computed on the basis of the actual number of days elapsed over a 360-day year.

We will pay the principal of and interest on each note to the registered holder in immediately available funds upon presentation of the notes if in certificated form at the office or agency we maintain for this purpose in the

Borough of Manhattan, The City of New York, currently the corporate trust office of the trustee, in any coin or currency of the United States of America which at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at our option by check mailed to the registered holder at the close of business on the regular record date at such address as shall appear in the security register or by wire transfer of immediately available funds to an account specified in writing by such holder to us and the trustee prior to the relevant record date. Notwithstanding anything to the contrary in this prospectus supplement or the accompanying prospectus, so long as the notes are in book-entry form, we will make payments of principal and interest through the trustee to DTC.

Interest payable on any interest payment date or maturity date shall be the amount of interest accrued from, and including, the immediately preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including February 23, 2004, if no interest has been paid or duly provided for with respect to the notes) to, but excluding, such interest payment date or maturity date, as the case may be. If any interest payment date (other than the maturity date) would otherwise be a day that is not a business day, such interest payment date will be postponed to the immediately succeeding day that is a business day, except that if such business day is in the immediately succeeding calendar month, such interest payment date (other than the maturity date) shall be the immediately preceding business day. If the maturity date of the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the immediately succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the immediately succeeding business day.

By “business day” we mean a day which is not a day when banking institutions in the city in which the trustee administers its corporate trust business, currently New York City, or in the place of payment, are authorized or required by law or regulation to be closed, and that is also a “London business day”, which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “maturity,” when used with respect to a note, means the date on which the principal of such note or an installment of principal becomes due and payable as therein provided or as provided in the indenture, whether at the stated maturity or by declaration of acceleration, call for redemption, repayment or otherwise.

Rate of Interest

The interest rate on the notes will be reset quarterly on May 25, 2004, August 25, 2004, and November 25, 2004 (each, an “interest reset date”), and the notes will bear interest at a per annum rate equal to three-month LIBOR (as defined below) for the applicable interest reset period or initial interest period (each as defined below), less 0.03% (three basis points). The interest rate for the initial interest period will be three-month LIBOR, determined as of two London business days prior to February 23, 2004, less 0.03% per annum. The “initial interest period” will be the period from and including February 23, 2004, to but excluding the initial interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the notes will be the period from and including the interest reset date immediately preceding the maturity date of such notes to but excluding the maturity date.

If any interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the immediately succeeding day that is a business day, except that if that business day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding business day.

The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or February 23, 2004, as the case may be.

Interest Rate Determination

The interest rate applicable to each interest reset period commencing on the related interest reset date, or February 23, 2004, in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second London business day immediately preceding February 23, 2004, in the case of the initial interest reset period, or thereafter the applicable interest reset date.

Deutsche Bank AG London, or its successor appointed by us, will act as calculation agent. Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

(i) LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on Moneyline Telerate Page 3750 (as defined below) at approximately 11:00 A.M., London time, on the applicable interest determination date. “Moneyline Telerate Page 3750” means the display designated on page “3750” on Moneyline Telerate (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Moneyline Telerate Page 3750, LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii) With respect to an interest determination date on which no rate appears on Moneyline Telerate Page 3750 as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include an affiliate of the underwriter) in the London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date.

All percentages resulting from any calculation of any interest rate for the notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the interest rate for the new interest reset period. Upon request of a holder of the notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

All calculations made by the calculation agent for the purposes of calculating interest on the notes shall be conclusive and binding on the holders and us, absent manifest error.

Optional Redemption

The notes of this series may be redeemed, at our option, in whole or in part, in amounts of $100 or any multiple of $100, at 100% of the principal amount on August 25, 2004 and November 25, 2004, in each case, together with any accrued and unpaid interest to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date).

We must mail notice of any redemption at least 10 business days before the redemption date to each holder of the notes to be redeemed. Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

In the event of any redemption of less than all the outstanding notes, the particular notes (or portions of notes in multiples of $100) to be redeemed shall be selected by the trustee by the method the trustee considers fair and appropriate.

Repayment at Option of Holder

The notes of this series will be repayable at the option of the holder of the notes, in whole or in part, upon the withdrawal by the Company of the listing of the notes on the Luxembourg Stock Exchange, at 100% of the principal amount of the notes, together with any accrued and unpaid interest to the repurchase date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

Within 15 days after the delisting of the notes, the Company will cause written notice of the delisting to be given to each holder of notes, by first-class mail, postage prepaid. The notice must state that the notes have been delisted from the Luxembourg Stock Exchange, the date on which the notes will be repurchased by the Company (which shall be fixed by the Company on a business day no earlier than 15 days nor later than 30 days from the date the notice is mailed), that any note not tendered for redemption will continue to accrue interest, that any notes accepted for payment will cease to accrue interest after the repurchase date, and other procedures that a holder of notes must follow in order to have the Company redeem the notes.

In order for a note to be repaid, the paying agent must receive (1) prior to the repurchase date set by the Company, the note with the form entitled “Option to Elect Repayment” on the reverse of the note duly completed or (2) at least five business days prior to the repurchase date set by the Company, a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States which must set forth:

•	the name of the holder of the note;

•	the principal amount of the note;

•	the principal amount of the note to be repaid;

•	the certificate number or a description of the tenor and terms of the note;

•	a statement that the option to elect repayment is being exercised; and

•	a guarantee that the note is to be repaid.

These items, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the note, must be received by the paying agent not later than the fifth business day after the date of that telegram, facsimile transmission or letter. To the extent that any principal amount of the notes has not been repurchased pursuant to this election for repayment, a holder of a note will not have any further rights under this repayment option provision with respect to the principal amount of the note remaining outstanding after repayment.

The repayment option may be exercised by the holder of a note for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be in an authorized denomination.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes of this series ranking equally with the notes of this series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes of this series and have the same terms as to status, redemption or otherwise as the notes of this series. Such further notes will have the same terms, will trade as a single class of freely tradeable notes and will form a single series and class for all purposes under the indenture as the notes offered hereby.

Book-Entry System

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, societe anonyme in Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./ N.V., as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “Book-Entry System – Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC has advised us as follows: DTC is

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants. Indirect access to the DTC system is also available to securities brokers and dealers, banks and trust companies that maintain a custodial relationship with a direct participant.

If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “Book-Entry System – Certificated Notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Clearstream, Luxembourg

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg is an indirect participant in DTC.

Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, bank, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream, Luxembourg customer either directly or indirectly.

The Euroclear System

Euroclear has advised us that the Euroclear System was created in 1968 to hold securities for participants in the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

The Euroclear System is operated by Euroclear Bank S.A./N.V., which is known as the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System; and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Euroclear further advises that investors that acquire, hold and transfer interests in the notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the notes.

The Euroclear Operator advises that under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all Euroclear participants credited with such interests in securities on the Euroclear Operator’s records, all Euroclear participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interest in securities actually on deposit.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

Book-Entry Format

Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner.

You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers Within and Among Book-Entry Systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear has agreed to the foregoing procedures in order to facilitate transfers of notes among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Same-Day Settlement and Payment

The underwriters will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent. Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with their respective applicable rules and operating procedures and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

In the event individual certificates for the notes are issued, the holders of such notes will be able to receive payment on the notes and effect transfers of the notes at the offices of the Luxembourg paying agent. We have appointed Crédit Agricole Indosuez Luxembourg S.A. as paying agent in Luxembourg with respect to the notes in individual certificated form, and as long as the notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg. In the event individual certificates for the notes are issued in definitive form, we will publish notices which contain a description of the modalities of payments, of transfers and of exchange in Luxembourg.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Additional Amounts

All payments of principal and interest in respect of the notes will be made free and clear of, and without deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority of or in the United States, unless such withholding or deduction is required by law (see “United States Tax Considerations” below).

In the event such withholding or deduction is required by law, subject to the limitations described below, we will pay as additional interest on the notes to the holder or beneficial owner of any note who is a non-U.S. holder (as defined under “United States Tax Considerations—Non-U.S. Holders” below) such additional amounts (“additional amounts”) as may be necessary in order that every net payment by us or any paying agent of principal of or interest on the notes (including upon redemption), after deduction or withholding for or on account of any present or future tax, duty, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in such note to be then due and payable before any such tax, duty, assessment or other governmental charge.

However, our obligation to pay additional amounts shall not apply to:

(a)	any tax, duty, assessment or other governmental charge which would not have been so imposed but for:

(1)	the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or other equity owner or person having such a power) being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in a trade or business in the United States or having had a permanent establishment in the United States;

(2)	the failure of such holder or beneficial owner to comply with any requirement under United States tax laws and regulations to establish entitlement to a partial or complete exemption from such tax, duty, assessment or other governmental charge (including, but not limited to, the requirement to provide Internal Revenue Service Forms W-8BEN, Forms W-8ECI, or any subsequent versions thereof or successor thereto); or

(3)	such holder’s or beneficial owner’s present or former status as a personal holding company or a foreign personal holding company with respect to the United States, as a controlled foreign corporation with respect to the United States, as a passive foreign investment company with respect to the United States, as a foreign tax exempt organization with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax;

(b)	any tax, duty, assessment or other governmental charge imposed by reason of the holder or beneficial owner:

(1)	owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of the Company’s stock,

(2)	being a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code (as defined in “United States Tax Considerations” below) or

(3)	being a controlled foreign corporation with respect to the United States that is related to the Company by stock ownership;

(c)	any tax, duty, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder or beneficial owner of such note for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment of the note is duly provided for and notice is given to holders, whichever occurs later, except to the extent that the holder or beneficial owner would have been entitled to such additional amounts on presenting such note on any date during such 10-day period;

(d)	any estate, inheritance, gift, sales, transfer, personal property, wealth, interest equalization or similar tax, assessment or other governmental charge;

(e)	any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of or interest on such note;

(f)	any tax, duty, assessment or other governmental charge which is payable by a holder that is not the beneficial owner of the note, or a portion of the note, or that is a fiduciary, partnership, limited liability company or other similar entity, but only to the extent that a beneficial owner, a beneficiary or settlor with respect to such fiduciary or member of such partnership, limited liability company or similar entity would not have been entitled to the payment of an additional amount had such beneficial owner, settlor, beneficiary or member received directly its beneficial or distributive share of the payment;

(g)	any tax, duty, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent; or

(h)	any combination of items (a), (b), (c), (d), (e), (f) and (g).

For purposes of this section, the holding of or the receipt of any payment with respect to a note will not constitute a connection (1) between the holder or beneficial owner and the United States or (2) between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity and the United States.

Any reference in this prospectus supplement and the prospectus, in the indenture or in the notes to principal or interest shall be deemed to refer also to additional amounts which may be payable under the provisions of this section.

The Company will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority therein with respect to the issuance of the notes.

Except as specifically provided in the notes, the Company will not be required to make any payment with respect to any tax, duty, assessment or other governmental charge imposed by any government or any political subdivision or taxing authority of or in the United States.

Tax Redemption

Except as provided in this “Description of the Notes” section, the notes may not be redeemed prior to maturity. Unless previously redeemed or repurchased and canceled, the notes will be payable at par, including additional amounts, if any, on February 25, 2005 or such earlier date on which the applicable notes shall be due and payable in accordance with the terms and conditions of the applicable notes. However, if the maturity date of the applicable notes is not a business day, the notes will be payable on the next succeeding business day and no interest shall accrue for the period from February 25, 2005 to such payment date.

The notes may be redeemed at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with interest accrued and unpaid to the date fixed for redemption, at any time, on giving not less than 30 nor more than 60 days’ notice in accordance with “notices” below, which notice shall be irrevocable, if:

(a)	we have or will become obligated to pay additional amounts as a result of any change in or amendment to the laws, regulations or rulings of the United States or any political subdivision or any taxing authority of or in the United States affecting taxation, or any change in or amendment to an official application, interpretation, administration or enforcement of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after February 18, 2004, or

(b)	any action shall have been taken by a taxing authority, or any action has been brought in a court of competent jurisdiction, in the United States or any political subdivision or taxing authority of or in the United States, including any of those actions specified in (a) above, whether or not such action was taken or brought with respect to the Company, or any change, clarification, amendment, application or interpretation of such laws, regulations or rulings shall be officially proposed, in any such case on or after the date of this prospectus supplement, which results in a substantial likelihood that we will be required to pay additional amounts on the next interest payment date.

However, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be, in the case of a redemption for the reasons specified in (a) above, or there would be a substantial likelihood that we would be, in the case of a redemption for the reasons specified in (b) above, obligated to pay such additional amounts if a payment in respect of the notes were then due.

Prior to the publication of any notice of redemption pursuant to this section, we will deliver to the trustee:

(1)	a certificate signed by one of our duly authorized officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and

(2)	in the case of a redemption for the reasons specified in (a) or (b) above, a written opinion of independent legal counsel of recognized standing to the effect that we have or will become obligated to pay such additional amounts as a result of such change or amendment or that there is a substantial likelihood that we will be required to pay such additional amounts as a result of such action or proposed change, clarification, amendment, application or interpretation, as the case may be.

Such notice, once delivered by us to the trustee, will be irrevocable.

Notices

The trustee will mail notices by first class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the notes, unless we reissue the notes to you or your nominees in fully certificated form.

In addition, if the notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange require notice by publication, the trustee will publish notices regarding the notes in a daily newspaper of general circulation in Luxembourg. We expect that this newspaper will be the Luxemburger Wort. If publication in Luxembourg is not practical, the trustee will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

Replacement of Notes

If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

Prescription

Under New York’s statute of limitations, any legal action to enforce our payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter our payment obligations will generally become unenforceable.

Governing Law

The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

UNITED STATES TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

•	dealers in securities or currencies;

•	traders in securities;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for United States federal income tax purposes; and

•	persons that acquire the notes for a price other than their issue price.

This summary does not discuss all of the aspects of United States federal income and estate taxation which may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

A “United States holder” is a beneficial owner of notes who or which for United States federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

•	if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Sale, Redemption or Other Disposition of Notes

Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

•	the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under “United States Tax Considerations – United States Holders – Payments of Interest”); and

•	your tax basis in the notes.

Your gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition, you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 15%. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Backup Withholding

In general, “backup withholding” at a rate of 28% may apply:

•	to any payments made to you of principal of and interest on your note, and

•	to payment of the proceeds of a sale or exchange of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note or notes who or which, for United States federal income tax purposes, is not a United States holder (as defined above) (a “non-U.S. holder”). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) of principal of and interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of interest:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of Procter & Gamble entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•	you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to Procter & Gamble through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest is not effectively connected with your conduct of a United States trade or business; and

•	you provide a signed IRS Form W-8 BEN certifying, under penalties of perjury, that you are not a United States person within the meaning of the Internal Revenue Code to:

(A) Procter & Gamble or any paying agent of Procter & Gamble; or

(B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to Procter & Gamble or any paying agent of Procter & Gamble under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed IRS Form W-8BEN and provides Procter & Gamble or any paying agent of Procter & Gamble with a copy of this Form.

Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these regulations

•	if you are a foreign partnership, the certification requirement will generally apply to partners in you (or partners in such partners in the case of multiple-tiered partnerships):

•	if you are a foreign trust, the certification requirement will generally apply to you if you are a “foreign complex trust”, or to beneficiaries in you if you are a “foreign simple trust”, or a “foreign grantor trust”, all as defined in the Treasury regulations.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

United States Federal Income Tax

Except for the possible application of United States withholding tax (see “United States Tax Considerations – Non-U.S. Holders – United States Federal Withholding Tax” above) and backup withholding tax (see “United States Tax Considerations – Backup Withholding and Information Reporting” below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in “United States Tax Considerations – Non-U.S. Holders – United States Federal Withholding Tax” are met) unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

•	the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, and if an income tax treaty applies and you maintain a United States “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to United States federal income tax on a net basis on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed Internal Revenue Service form on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

•	you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of Procter & Gamble that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	your interest on the notes is effectively connected with your conduct of a United States trade or business.

Recently enacted legislation reduces the maximum federal estate tax over an 8-year period beginning in 2002.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “United States Tax Considerations – Non-U.S. Holders – United States Federal Withholding Tax” above, and provided that neither Procter & Gamble nor any paying agent of Procter & Gamble has actual knowledge or reason to know that you are a United States holder (as described in “United States Tax Considerations – United States Holders” above). Procter & Gamble or any paying agent of Procter & Gamble generally will, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding, at a rate of 28%. If you sell your notes outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-United States office of a broker that is:

•	a United States person (as defined in the Internal Revenue Code);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. In circumstances where information reporting by a non-United States office of a broker is required, backup withholding will be required only if the broker has actual knowledge that you are a United States holder.

Payments of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption from information reporting and backup withholding.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, Deutsche Bank AG London has agreed to purchase from us $20,000,000 principal amounts of notes at the public offering price set forth on the cover page of this prospectus supplement.

The underwriting agreement provides that the obligation of the underwriter to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriter will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

We have been advised by the underwriter that the underwriter proposes to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the underwriter may change the offering price and other selling terms.

In addition, we estimate that our share of the total expenses of this offering will be approximately $40,000.

We have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

The underwriter has advised us that it does not intend to confirm sales to any account over which they exercise discretionary authority.

The notes are a new issue of securities with no established trading market. The underwriter may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriter may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriter of a greater principal amount of notes than they are required to purchase in the offering. The underwriter may close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

A prospectus supplement in electronic format may be made available on Internet web sites maintained by the underwriter of this offering. Other than the prospectus supplement in electronic format, the information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of the prospectus supplement or the registration statement of which the related prospectus forms a part.

Application has been made to list the notes on the Luxembourg Stock Exchange. However, there can be no assurance that a listing will be obtained. In addition, we may delist from the Luxembourg Stock Exchange at any time.

The underwriter has represented and agreed that (1) it has not offered or sold and before the date six months after the date of issue of the notes will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (3) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

From time to time the underwriter provides investment banking, commercial banking and other services to us. The underwriter receives customary compensation in connection with such services.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for Procter & Gamble by E. J. Wunsch, Senior Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004. Mr. Wunsch may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, and Fried, Frank, Harris, Shriver & Jacobson LLP may rely as to matters of Ohio law upon the opinion of Mr. Wunsch. Fried, Frank, Harris, Shriver & Jacobson LLP from time to time performs legal services for Procter & Gamble.

AVAILABLE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional office at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the “registration statement.” This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

We incorporate by reference into this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended June 30, 2003;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2003;

•	our Quarterly Report on Form 10-Q for the period ended December 31, 2003; and

•	any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

LISTING AND GENERAL INFORMATION

1. Application has been made to list the notes on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issue of the notes and our Amended Articles of Incorporation and Regulations will be deposited with the Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where such documents may be examined or copies obtained.

2. Copies of our Amended Articles of Incorporation, Regulations and Bylaws, the indenture, the Officer’s Certificate related to the issue of these notes and each of the documents listed under “Incorporation of Documents by Reference,” as well as all of our present and future published annual and quarterly consolidated financial statements, will be available free of charge at the office of Crédit Agricole Indosuez Luxembourg S.A. during the term of the notes. Crédit Agricole Indosuez Luxembourg S.A., as listing agent, will act as intermediary between the Luxembourg Stock Exchange and us. We do not make publicly available non-consolidated financial statements.

3. The creation and issuance of the notes was authorized on behalf of us by resolutions adopted by our Board of Directors on January 13, 2004.

4. There has been no material adverse change in our consolidated financial position and our consolidated subsidiaries taken as a whole since December 31, 2003, except as disclosed or contemplated in this prospectus supplement or in the documents incorporated by reference.

5. Neither we nor any of our subsidiaries is a party to any litigation that, in our judgment, is material in the context of the issue of the notes, except as disclosed or contemplated in this prospectus supplement and the accompanying prospectus or in the documents incorporated by reference.

6. The notes have been assigned CUSIP No. 742718CC1, Euroclear and Clearstream Common Code No. 018714892 and ISIN No. US742718CC12. The notes have been accepted for clearance by DTC, Clearstream, Luxembourg and Euroclear.

7. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

8. We have represented and warranted to the underwriters that this prospectus supplement and the accompanying prospectus do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the accompanying prospectus not misleading in light of the circumstances under which these statements were made. We have taken all reasonable care to ascertain the facts and to verify the accuracy of these statements. We accept responsibility accordingly.

9. This prospectus supplement and the accompanying prospectus may be used only for the purposes for which they were published. This prospectus supplement and the accompanying prospectus together represent an offer to sell the notes but only under circumstances and in jurisdictions where it is lawful to do so.

10. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus in connection with the issue or sale of the notes, and if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. Neither the delivery of this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date on the cover of this prospectus supplement.

PRINCIPAL OFFICE OF

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

U.S.A.

TRUSTEE AND

PAYING AGENT

J.P. Morgan Trust Company, National Association

LUXEMBOURG PAYING AGENT

Crédit Agricole Indosuez Luxembourg S.A.

39 Allée Scheffer

L-2520 Luxembourg

LEGAL ADVISORS

To the Company:	To the Underwriters:

Eric J. Wunsch, Esq. Counsel One Procter & Gamble Plaza Cincinnati, Ohio 45202 U.S.A.	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 U.S.A.

LISTING AGENT

Crédit Agricole Indosuez Luxembourg S.A.

39 Allée Scheffer

L-2520 Luxembourg

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of those documents, regardless of the time of delivery of those documents or of any sale of our securities.

TABLE OF CONTENTS

Prospectus Supplement

The Procter & Gamble Company

$20,000,000

Floating Rate Notes due 2005

Deutsche Bank

Prospectus Supplement

February 18, 2004